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
Nicholas-Applegate Convertible & Income Fund    Annual Shareholder
August 31, 2006 (unaudited)                     Meeting Results



The Nicholas-Applegate Convertible & Income Fund held its annual meeting of shareholders on October 2, 2006. Common/Preferred shareholders voted to re-elect Paul Belica and David C. Flattum as Class III Trustees to serve until 2009.

The resulting vote count is indicated below:

                                          Affirmative     Withheld
Convertible & Income                                      Authority

Re-election of Paul Belica                63,090,905       803,119

Re-election of David C. Flattum           63,186,734       707,290



Messrs. Robert E. Connor*, Jack J. Dalessandro*, William B. Ogden IV and R. Peter Sullivan III continue to serve as Trustees of the Funds.




* Preferred Shares Trustee





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